Schedule 13D

CUSIP No. 670683200

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND 2
(Name of Issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
(Title of Class of Securities)

670683200
(CUSIP Number)

Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 670683200

1.	Names of Reporting Persons

Bank of America Corporation                              56-0906609

2.	Check the Appropriate Box if a member of a Group (see instructions)
a.	_
b.	X

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting
Person With:

7.	Sole Voting Power:

8.	Shared Voting Power: 0

9.	Sole Dispositive Power:

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions)

HC
1.

Schedule 13D

CUSIP No.  670683200

1.	Names of Reporting Persons

Banc of America Preferred Funding Corporation      75-2939570

2.	Check the Appropriate Box if a member of a Group (see instructions)
a.	_
b.	X

3.	SEC Use Only __________________________________________

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting
Person With:

7.	Sole Voting Power:

8.	Shared Voting Power: 0

9.	Sole Dispositive Power:

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions)

CO
__________________________________________________________________

Item 1                                Security and Issuer

This Amendment No. 1 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated December 21, 2012 and filed with the SEC on December 28, 2012 (the “Original Schedule 13D”), for Bank of America Corporation and Banc of America Preferred Funding Corporation  (collectively, the “Reporting Persons”) with respect to the variable rate munifund term preferred shares (“VMTP”) of Nuveen Municipal High Income Opportunity Fund 2 (the “Issuer”).  This Amendment is being filed as a result of the merger of the Issuer  into Nuveen Municipal High Income Opportunity Fund (“NMZ”) on July 15, 2013 (the “Merger”) pursuant to which the Reporting Persons exchanged their 360 shares of VMTP for an equal number of variable rate munifund term preferred shares of NMZ.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D.  Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

Item 2                                Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Bank of America Corporation (“BAC”)

ii.	Banc of America Preferred Funding Corporation (“BAPFC”)

This Statement relates to the VMTP Shares that were purchased for the account of BAPFC.

The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:

214 North Tryon Street
Charlotte, North Carolina 28255

BAC and its subsidiaries provide diversified global financial services and products.  The principal business of BAPFC is to make investments and provide loans to clients.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.  To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by amending and restating the first paragraph as follows:

“In connection with the Merger of the Issuer into NMZ, the Reporting Persons exchanged their VMTP for an equal number of variable rate munifund term preferred shares of NMZ.  No funds of the Reporting Persons were used in connection with the exchange of the VMTP.”

Item 4                                Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by amending and restating the first paragraph as follows:

“In connection with the Merger of the Issuer into NMZ, the Reporting Persons exchanged their VMTP for an equal number of variable rate munifund term preferred shares of NMZ.   As a result of the Merger, the Reporting Persons no longer beneficially own any VMTP.”

Item 5                                Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“ (a) – (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) Not applicable.

(e) In connection with the Merger of the Issuer into NMZ and the related exchange of VMTP for an equal number of variable rate munifund term preferred shares of NMZ, the Reporting Persons ceased being the beneficial owners of more than 5% of the VMTP on July 15, 2013.”

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“The responses of the Reporting Persons to Item 3 and Item 4 are incorporated herein by reference.  As a result of the Merger all voting arrangements associated with the VMTP have been terminated."

Item 7                                Material to be Filed as Exhibits

Exhibit                                Description of Exhibit

99.1                      Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2013

BANK OF AMERICA CORPORATION

By:
     Name:  Michael Didovic
     Title:  Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

By:
     Name:  James Nacos
Title: Managing Director

LIST OF EXHIBITS

Exhibit                                Description of Exhibit

99.1                      Joint Filing Agreement

EXHIBIT 99.1

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1).  Each of them is responsible for the timely filing of such amended Schedule 13D, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such amended Schedule 13D with respect to the auction rate preferred securities of the Issuer beneficially owned by each of them.  This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

Dated:           July 17, 2013
BANK OF AMERICA CORPORATION

By:
     Name:  Michael Didovic
     Title:  Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

By:
     Name:  James E. Nacos
Title: Managing Director